

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>Via E-Mail</u>
Mr. Michael P. Kraft
Chief Executive Officer
Lingo Media Corporation
151 Bloor Street West, #703
Ontario, Canada M5S 1S4

> **Re: Lingo Media Corporation**
> **Form 20-F for the year ended December 31, 2010**
> **Filed July 18, 2011**
> **File No. 333-98397**

Dear Mr. Kraft:

We have reviewed your response letter dated December 21, 2011 and Form 20-F/A for the fiscal year ended December 31, 2010 (Draft submitted on January 18, 2012) and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2010 (Draft Submitted on January 18, 2012)

Cover Page

1. Revise the cover page to include your commission file number.

2. Refer to the third required paragraph and its associated checkboxes. Please check the appropriate checkbox to indicate whether or not you are a voluntary filer.

Note 10. Discontinued Operations, page 18

3. We have reviewed your response to our prior comment number 6 but do not believe that your response or your disclosures in Note 10 have been revised to explain the facts or circumstances that resulted in the recognition of a gain from discontinued operations

aggregating $367,293 during 2009. Please tell us and revise Note 10 how the write-down of your 70.33% investment in A+ resulted in the recognition of a gain of $367,293 during 2009. Your response and your revised disclosures should clearly explain why you recognized losses associated with this investment of $1,571,369 and $292,848 in 2009 and 2008 but a gain of $367,293 in 2010. We may have further comment upon review of your response and your revised disclosures.

Note 12. Income Taxes, page 22

4. We note your response to our prior comment number 7. Please revise Note 12 to explain the nature of the items that are included in the line item "changes in prior year estimates and other". Also, please explain why estimates of future taxes payable on income earned in Barbados would impact your current effective tax rate as indicated in your response.

Note 19. Segmented Information, page 26

5. We note your response to our prior comment number 8 but continue to note that the segment income (loss) for your Online English Language Learning Segment and for your Print-Based English Language Learning Segment for 2009 and 2008 as disclosed in Note 19 do not agree to the amounts reflected in the table on page 31 or page 10 of MD&A. Please reconcile and revise these disclosures.

Part III, page 78

Item 19. Exhibits, page 78

6. We note your response to our prior comment 4 and reissue in part. We note that Exhibit 1.1 is only an articles of amendment. Please file, or incorporate by reference, your articles of incorporation. Please also refile Exhibit 1.2 to include conformed signatures.

Signatures, page 79

7. We note that the authorized representatives of the company signed as of July 15, 2011. The Form 20-F/A should be signed as of or shortly prior to the date of filing. Please also revise the certifications included as Exhibits 12.1, 12.2, 13.1 and 13.2 in a similar manner.

Exhibits 12.1 and 12.2

8. We note your response to our prior comment 11 and reissue in part. We note that you have switched the ordering of your Exhibits 12.1 and 12.2 and 13.1 and 13.2, respectively. Please refer to Item 19 of Form 20-F for the guidance on exhibit numbering. Please also revise Exhibits 13.1 and 13.2 to remove the title of the certifying individuals at the beginning of each certification.

Mr. Michael P. Kraft
Lingo Media Corporation
February 6, 2012
Page 3

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680, or Max Webb, Assistant Director, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief